                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: October 2002                Commission File Number: 1-12384

                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F                                  Form 40-F     X
               ---------                                  ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                                        No            X
               ---------                                  ---------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

     N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SUNCOR ENERGY INC.

Date: October 8, 2002                   By: "JANICE B. ODEGAARD"
                                            ---------------------------------
                                            JANICE B. ODEGAARD
                                            Vice President, Associate General
                                            Counsel and Corporate Secretary

                                  EXHIBIT INDEX

   EXHIBIT                                       DESCRIPTION OF EXHIBIT
-----------------------------------------------------------------------------
     1                                         THIRD QUARTER 2002 GUIDANCE